Profit and Loss by Month

January - June, 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Total
INCOME							
Acupuncture	2,472.00	3,701.75	4,095.50	3,560.75	3,103.00	3,002.50	19,935.50
Chiropractor	4,953.45	5,130.00	5,562.96	6,208.00	6,108.00	4,723.00	32,685.41
Discount		-1,305.08	-1,478.25	-878.05	-793.25	-274.00	-4,728.63
Massage	6,283.23	9,340.25	9,977.00	13,436.10	17,081.25	12,380.83	68,498.66
MVA Income			5,987.03	5,951.59	4,600.49	5,429.50	21,968.61
Services	0.00	773.67	0.00	1,033.66	4,706.45	3,278.65	9,792.43
Uncategorized Income						6,040.82	6,040.82
Total Income	**13,708.68**	**17,640.59**	**24,144.24**	**29,312.05**	**34,805.94**	**34,581.30**	**154,192.80**
COST OF GOODS SOLD							
Cost of goods sold					40.60		40.60
Backbar		45.00					45.00
Cost of Goods Sold-Inventory						7.14	7.14
Supplies & materials	62.47	410.05	264.29	109.41	317.37	113.96	1,277.55
Total Cost of goods sold	**62.47**	**455.05**	**264.29**	**109.41**	**357.97**	**121.10**	**1,370.29**
Total Cost of Goods Sold	**62.47**	**455.05**	**264.29**	**109.41**	**357.97**	**121.10**	**1,370.29**
GROSS PROFIT	**13,646.21**	**17,185.54**	**23,879.95**	**29,202.64**	**34,447.97**	**34,460.20**	**152,822.51**
EXPENSES							
Advertising & marketing							0.00
Marketing and Research		285.00	397.92	132.92	286.92	32.92	1,135.68
Marketing/Promotional		237.92		92.50	27.00		357.42
Total Advertising & marketing		**522.92**	**397.92**	**225.42**	**313.92**	**32.92**	**1,493.10**
Commissions & fees					33.75		33.75
Employee benefits							0.00
Employee retirement plans				-565.73	244.03	216.95	-104.75
Employee Treatments		310.00	206.00	84.00	409.00	350.00	1,359.00

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Total
Total Employee benefits		310.00	206.00	-481.73	653.03	566.95	1,254.25
Event				170.83	9.48		180.31
General business expenses							0.00
Bank fees & service charges	1,590.00						1,590.00
Continuing education		25.00	200.00	60.54			285.54
Memberships & subscriptions	84.00	44.00	64.00	20.00	79.00	59.00	350.00
Total General business expenses	**1,674.00**	**69.00**	**264.00**	**80.54**	**79.00**	**59.00**	**2,225.54**
HR/Hiring Fees				160.61			160.61
Insurance							0.00
Business insurance	220.00					200.00	420.00
Liability insurance		292.75		292.75			585.50
Total Insurance	**220.00**	**292.75**		**292.75**		**200.00**	**1,005.50**
Interest paid		98.23	98.00	98.00	98.00	98.00	490.23
Legal & accounting services							0.00
Accounting fees	750.00	750.00		1,500.00	750.00		3,750.00
Legal fees		1,698.75					1,698.75
Medical Biller			367.50	808.70	1,854.40	831.27	3,861.87
Other Professional Services		255.00					255.00
Total Legal & accounting services	**750.00**	**2,703.75**	**367.50**	**2,308.70**	**2,604.40**	**831.27**	**9,565.62**
Meals							0.00
Meals (Staff)	123.41	192.34	210.36	73.55	61.80	66.33	727.79
Meals with Entertainment		16.00		21.00		23.29	60.29
Total Meals	**123.41**	**208.34**	**210.36**	**94.55**	**61.80**	**89.62**	**788.08**
Office expenses							0.00
Merchant account fees	493.45	473.59	462.61	35.00	1,539.82	1,918.91	4,923.38
Office supplies/expenses	230.46	97.55	246.91	79.29	110.98	20.00	785.19
Shipping & postage						8.97	8.97
Small tools and equipment	16.99				147.24	67.99	232.22

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Total
Software & apps	532.59	164.36	442.15	525.14	459.39	611.31	2,734.94
Total Office expenses	**1,273.49**	**735.50**	**1,151.67**	**639.43**	**2,257.43**	**2,627.18**	**8,684.70**
Payroll expenses							0.00
Acupuncture Wages	1,246.00	1,942.00	2,241.00	1,804.00	1,447.00	1,477.00	10,157.00
Bonus					249.70	148.10	397.80
Chiropractor Wages	2,564.33	3,043.25	3,946.82	4,258.38	4,168.26		17,981.04
Contract labor	215.00						215.00
Front Desk Wages	4,750.00	4,520.56	2,849.00	3,853.00	3,798.00	5,085.70	24,856.26
Massage Therapist Wages	2,989.50	8,163.70	4,033.00	7,209.65	6,327.50	6,598.50	35,321.85
Payroll Fee		0.00			284.00		284.00
Payroll taxes	1,042.89	2,370.08	1,514.05	1,670.38	1,669.18	1,028.30	9,294.88
Training	82.50	376.19	82.50				541.19
Worker's compensation insurance	389.44		98.32	730.19			1,217.95
Total Payroll expenses	**13,279.66**	**20,415.78**	**14,764.69**	**19,525.60**	**17,943.64**	**14,337.60**	**100,266.97**
Rent							0.00
Building & property rent	4,344.00	3,844.00	3,854.00	3,844.00	3,844.00	3,844.00	23,574.00
Total Rent	**4,344.00**	**3,844.00**	**3,854.00**	**3,844.00**	**3,844.00**	**3,844.00**	**23,574.00**
Staff Moral				60.00			60.00
Training and Education					162.51		162.51
Uncategorized Expense				172.35		1,192.68	1,365.03
Utilities							0.00
Alarm			29.99	29.99	29.99	29.99	119.96
Electricity		193.10	317.50	254.24	234.18	195.68	1,194.70
Telephone and Internet	163.90	266.00	225.43	230.52	240.46	419.05	1,545.36
Total Utilities	**163.90**	**459.10**	**572.92**	**514.75**	**504.63**	**644.72**	**2,860.02**
Total Expenses	**21,828.46**	**29,659.37**	**21,887.06**	**27,705.80**	**28,565.59**	**24,523.94**	**154,170.22**
NET OPERATING INCOME	-8,182.25	-12,473.83	1,992.89	1,496.84	5,882.38	9,936.26	-1,347.71
OTHER INCOME							
Other income			2,412.00				2,412.00

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Total
Interest earned				0.03	0.06		0.09
Total Other income			2,412.00	0.03	0.06		2,412.09
Total Other Income	0.00	0.00	2,412.00	0.03	0.06	0.00	2,412.09
NET OTHER INCOME	0.00	0.00	2,412.00	0.03	0.06	0.00	2,412.09
NET INCOME	$ -8,182.25	$ -12,473.83	$4,404.89	$1,496.87	$5,882.44	$9,936.26	$1,064.38

Balance Sheet

As of June 29, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (3923) - 1	12,034.67
Business Savings - 3915	755.09
Total Bank Accounts	**12,789.76**
Other Current Assets	
Inventory	1,044.15
Rent Deposit	4,344.00
Total Other Current Assets	**5,388.15**
Total Current Assets	**18,177.91**
Fixed Assets	
Long-term office equipment	
Furniture	44.24
Total Long-term office equipment	**44.24**
Total Fixed Assets	**44.24**
Other Assets	
Well Spa	105,000.00
Total Other Assets	**105,000.00**
TOTAL ASSETS	**$123,222.15**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Gift cards	326.78
Payroll Tax Payable	274.06
Total Other Current Liabilities	**600.84**
Total Current Liabilities	**600.84**
Long-Term Liabilities	
Loan from Brenan Grizzard	16,200.00
Loan from Becky Higginson	39,724.77
Loan from Michael Grizzard	5,000.00
Loan from Owner	12,765.00
MESO business loans	43,703.45
Total Long-Term Liabilities	**117,393.22**
Total Liabilities	**117,994.06**
Equity	
Opening balance equity	6,117.60
Owner draws	-3,015.19

	Total
Owner investments	3,534.40
Retained Earnings	-18,261.74
Net Income	16,853.02
Total Equity	**5,228.09**
TOTAL LIABILITIES AND EQUITY	**$123,222.15**

Ceres and Luna Holistic Spa

Statement of Cash Flows
January 1 - June 29, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	11,853.02
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-1,044.15
Rent Deposit	-4,344.00
Accounts Payable (A/P)	0.00
Gift cards	326.78
Payroll Tax Payable	274.06
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-4,787.31**
Net cash provided by operating activities	**$7,065.71**
INVESTING ACTIVITIES	
Long-term office equipment:Furniture	-44.24
Net cash provided by investing activities	**$ -44.24**
FINANCING ACTIVITIES	
Loan from Brenan Grizzard	21,200.00
Loan from Becky Higginson	-55,275.23
Loan from Michael Grizzard	5,000.00
Loan from Owner	9,265.00
MESO business loans	-6,296.55
Opening balance equity	2,317.60
Owner draws	-3,015.19
Owner investments	3,534.40
Retained Earnings	-16,200.00
Net cash provided by financing activities	**$ -39,469.97**
NET CASH INCREASE FOR PERIOD	**$ -32,448.50**
Cash at beginning of period	45,238.26
CASH AT END OF PERIOD	**$12,789.76**